UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: January 18, 2021	By IsI Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated January 16, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Unaudited Financial Results of the Bank for the quarter and nine months ended December 31, 2020.

Exhibit I

January 16, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Dear Sir / Madam,

Re: Unaudited Financial Results of the Bank for the quarter and nine months ended December 31, 2020

We enclose herewith the standalone and consolidated financial results of the Bank for the third quarter (unaudited) and nine months (unaudited) ended December 31, 2020, segment reporting, press release and the report of the Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2020, at their meeting held in Mumbai on Saturday, January 16, 2021. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2020

The Bank’s net revenues (net interest income plus other income) grew to ₹ 23,760.8 crore for the quarter ended December 31, 2020 from ₹ 20,842.2 crore for the quarter ended December 31, 2019. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2020 grew by 15.1% to ₹ 16,317.6 crore from ₹ 14,172.9 crore for the quarter ended December 31, 2019, driven by advances growth of 15.6%, and a core net interest margin for the quarter of 4.2%. The Bank’s persistent focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 146%, well above the regulatory requirement.

Other income (non-interest revenue) was ₹ 7,443.2 crore at 31.3% of the net revenues for the quarter ended December 31, 2020 as against ₹ 6,669.3 crore in the corresponding quarter ended December 31, 2019. The four components of other income for the quarter ended December 31, 2020 were fees & commissions of ₹ 4,974.9 crore (₹ 4,526.8 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 562.2 crore (₹ 525.6 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 1,109.0 crore (gain of ₹ 676.5 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries, of ₹ 797.1 crore (₹ 940.4 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended December 31, 2020 were ₹ 8,574.8 crore, an increase of 8.6% over ₹ 7,896.8 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 36.1% as against 37.9% for the corresponding quarter ended December 31, 2019.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Pre-provision Operating Profit (PPOP) at ₹ 15,186.0 crore grew by 17.3% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended December 31, 2020 were ₹ 3,414.1 crore (consisting of specific loan loss provisions of ₹ 691.2 crore and general and other provisions of ₹ 2,722.9 crore) as against ₹ 3,043.6 crore (consisting of specific loan loss provisions of ₹ 2,883.6 crore and general and other provisions of ₹ 159.9 crore) for the quarter ended December 31, 2019. Total provisions for the current quarter include contingent provisions of approximately ₹ 2,400 crore for proforma NPA as described in the asset quality section below.

The total credit cost ratio was at 1.25%, as compared to 1.41% in the quarter ending September 30, 2020 and 1.29% in the quarter ending December 31, 2019.

Profit before tax (PBT) for the quarter ended December 31, 2020 at ₹ 11,771.9 crore grew by 18.9% over corresponding quarter of the previous year. After providing ₹ 3,013.6 crore for taxation, the Bank earned a net profit of ₹ 8,758.3 crore, an increase of 18.1% over the quarter ended December 31, 2019.

Balance Sheet: As of December 31, 2020

Total balance sheet size as of December 31, 2020 was ₹ 1,654,228 crore as against ₹ 1,395,336 crore as of December 31, 2019, a growth of 18.6%.

Total deposits as of December 31, 2020 were ₹ 1,271,124 crore, an increase of 19.1% over December 31, 2019. CASA deposits grew by 29.6% with savings account deposits at ₹ 374,639 crore and current account deposits at ₹ 172,108 crore. Time deposits were at ₹ 724,377 crore, an increase of 12.2% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 43.0% of total deposits as of December 31, 2020.

Total advances as of December 31, 2020 were ₹ 1,082,324 crore, an increase of 15.6% over December 31, 2019. Domestic advances grew by 14.9% over December 31, 2019. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 5.2% and domestic wholesale loans grew by 25.5%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 48:52. Overseas advances constituted 3% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Nine Months ended December 31, 2020

For the nine months ended December 31, 2020, the Bank earned a total income of ₹ 108,045.6 crore as against ₹ 102,155.8 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2020 were ₹ 65,370.4 crore, as against ₹ 58,210.4 crore for the nine months ended December 31, 2019. Net profit for the nine months ended December 31, 2020 was ₹ 22,930.0 crore, up 18.6% over the corresponding nine months ended December 31, 2019.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.9% as on December 31, 2020 (18.5% as on December 31, 2019) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.6% as of December 31, 2020 compared to 17.1% as of December 31, 2019. Common Equity Tier 1 Capital ratio was at 16.8% as of December 31, 2020. Risk-weighted Assets were at ₹ 1,091,721 crore (as against ₹ 950,976 crore as at December 31, 2019).

NETWORK

As of December 31, 2020, the Bank’s distribution network was at 5,485 branches and 15,541 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,866 cities / towns as against 5,203 branches and 14,533 ATMs / CDMs across 2,787 cities / towns as of December 31, 2019. 50% of our branches are in semi-urban and rural areas. In addition, we have 13,675 business correspondents, which are primarily manned by Common Service Centres (CSC) as against 3,563 business correspondents as of December 31, 2019. Number of employees were at 117,560 as of December 31, 2020 (as against 113,981 as of December 31, 2019).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

The Gross and Net non-performing assets were at 0.81% of gross advances and 0.09% of net advances as on December 31, 2020 respectively.

The restructuring under RBI resolution framework for COVID-19 was approximately 0.5% of advances.

The Honourable Supreme Court of India, in a public interest litigation (Gajendra Sharma Vs Union of India & Anr), vide an interim order dated September 3, 2020, directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as such until further orders. Pursuant to the said interim order, accounts that would have otherwise been classified as NPA have not been and will not be, classified as NPA till such time that the Honourable Supreme Court rules finally on the matter.

However, if the Bank had classified borrower accounts as NPA after August 31, 2020 using its analytical models (proforma approach), the proforma Gross NPA ratio would have been 1.38% as on December 31, 2020, as against 1.37% as on September 30, 2020 and 1.42% as on December 31, 2019. The Bank’s proforma Net NPA ratio would have been 0.40%. Pending disposal of the case, the Bank, as a matter of prudence, has made a contingent provision in respect of these accounts.

The Bank also continues to hold provisions as on December 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time and the same are in excess of the RBI prescribed norms.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 8,656 crore as on December 31, 2020. Total provisions (comprising specific, floating, contingent and general provisions) were 260% of the reported Gross NPAs or 148% of proforma Gross NPAs as on December 31, 2020.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Indian GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on December 31, 2020, the Bank held 96.5% stake in HSL.

For the quarter ended December 31, 2020, HSL’s total income was ₹ 337.3 crore as against ₹ 216.3 crore for the quarter ended December 31, 2019. Profit after tax for the quarter was ₹ 166.6 crore, as against ₹ 101.7 crore for the quarter ended December 31, 2019.

As on December 31, 2020, HSL had 219 branches across 160 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on December 31, 2020, the Bank held 95.1% stake in HDBFSL.

The total loan book was ₹ 57,710 crore as on December 31, 2020 as against ₹ 56,748 crore as of December 31, 2019. During the quarter HDBFSL increased its liquidity buffers, with Liquidity Coverage Ratio now at a healthy 285.5%, well above the regulatory requirement.

For the quarter ended December 31, 2020, HDBFSL’s net interest income was at ₹ 1,010.4 crore as against ₹ 995.3 crore for the quarter ended December 31, 2019. Pre-provision Operating Profit (PPOP) at ₹ 748.7 crore grew by 7.5% over the corresponding quarter of the previous year and by 9.6% over quarter ended September 30, 2020.

Provisions and contingencies for the quarter were at ₹ 818.8 crore which included general provisions made as a matter of prudence. Profit / (Loss) after tax for the quarter ended December 31, 2020 was ₹ (44.3) crore compared to ₹ 216.7 crore for the quarter ended December 31, 2019. Profit after tax for the nine months ended December 31, 2020 was ₹ 218.3 crore compared to ₹ 695.2 crore for the nine months ended December 31, 2019.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

As on December 31, 2020, Gross and Net NPA were 2.7% of gross advances and 1.7% of net advances respectively.

However, if the Company had classified borrower accounts as NPA after August 31, 2020 along with the NBFC recognition methodology for NPAs (proforma approach), the proforma Gross NPA ratio would have been 5.9% as on December 31, 2020, as against 5.1% as on September 30, 2020 and 2.9% as on December 31, 2019. Pending disposal of the case, the Company, as a matter of prudence, has made a general provision in respect of these accounts.

Total CAR was at 19.5% with Tier-I CAR at 13.9%. As on December 31, 2020, HDBFSL had 1,328 branches across 964 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended December 31, 2020 was ₹ 8,769 crore, up 14.5%, over the quarter ended December 31, 2019. Consolidated advances grew by 14.9% from ₹ 986,606 crore as on December 31, 2019 to ₹ 1,133,410 crore as on December 31, 2020.

The consolidated net profit for the nine months ended December 31, 2020 was ₹ 23,399 crore, up 17.2% over the nine months ended December 31, 2019.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Rajiv Banerjee

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1307 (D) / 6652 1000 (B)

Mobile: +91 9920454102

rajivshiv.banerjee@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

							(₹ in lac)
	Particulars	Quarter ended			Nine Months ended		Year ended 31.03.2020
		31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019
		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3007970	2997697	2936972	9043464	8492759	11481265
	a) Interest / discount on advances / bills	2358069	2340485	2342463	7102291	6774330	9178788
	b) Income on investments	583191	561839	520314	1704794	1554262	2063332
	c) Interest on balances with Reserve Bank of India and other inter bank funds	55834	84156	60829	202638	119991	182893
	d) Others	10876	11217	13366	33741	44176	56252
2	Other Income	744322	609245	666928	1761098	1722825	2326082
3	Total Income (1)+(2)	3752292	3606942	3603900	10804562	10215584	13807347
4	Interest Expended	1376209	1420058	1519682	4267522	4394540	5862640
5	Operating Expenses (i)+(ii)	857481	805506	789677	2354133	2241971	3069752
	i) Employees cost	263012	254238	245496	768594	702741	952567
	ii) Other operating expenses	594469	551268	544181	1585539	1539230	2117185
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2233690	2225564	2309359	6621655	6636511	8932392
7	Operating Profit before Provisions and Contingencies (3)-(6)	1518602	1381378	1294541	4182907	3579073	4874955
8	Provisions (other than tax) and Contingencies	341413	370350	304356	1100915	835790	1214239
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1177189	1011028	990185	3081992	2743283	3660716
11	Tax Expense	301360	259717	248537	788990	810320	1034984
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	875829	751311	741648	2293002	1932963	2625732
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	875829	751311	741648	2293002	1932963	2625732
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55077	55037	54770	55077	54770	54833
16	Reserves excluding revaluation reserves						17043769
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.9%	19.1%	18.5%	18.9%	18.5%	18.5%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense)—not annualized	15.9	13.7	13.5	41.7	35.4	48.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense)—not annualized	15.8	13.6	13.4	41.5	35.1	47.7
	(iv) NPA Ratios
	(a) Gross NPAs	882556	1130460	1342725	882556	1342725	1264997
	(b) Net NPAs	101599	175608	446835	101599	446835	354236
	(c) % of Gross NPAs to Gross Advances	0.81%	1.08%	1.42%	0.81%	1.42%	1.26%
	(d) % of Net NPAs to Net Advances	0.09%	0.17%	0.48%	0.09%	0.48%	0.36%
	(v) Return on assets (average)—not annualized	0.55%	0.48%	0.55%	1.47%	1.51%	2.01%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17—Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lac)
		Quarter ended			Nine Months ended		Year ended 31.03.2020
		31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	820190	809877	708374	2430193	1965106	2655844
b)	Retail Banking	2781220	2768365	2775928	8259747	7978935	10799994
c)	Wholesale Banking	1432996	1391263	1576940	4242618	4585844	6113445
d)	Other Banking Operations	553301	496402	521074	1439386	1398542	1903341
e)	Unallocated	—	—	—	—	66	219
	Total	5587707	5465907	5582316	16371944	15928493	21472843
	Less: Inter Segment Revenue	1835415	1858965	1978416	5567382	5712909	7665496

	Income from Operations	3752292	3606942	3603900	10804562	10215584	13807347

2	Segment Results
a)	Treasury	216936	192361	90373	659814	238047	346277
b)	Retail Banking	150718	265518	318421	638241	1027499	1294246
c)	Wholesale Banking	587538	345316	397927	1297299	1030761	1412109
d)	Other Banking Operations	264281	247518	226352	609175	575930	778463
e)	Unallocated	(42284)	(39685)	(42888)	(122537)	(128954)	(170379)

	Total Profit Before Tax	1177189	1011028	990185	3081992	2743283	3660716

3	Segment Assets
a)	Treasury	48454139	48929119	37086993	48454139	37086993	45724091
b)	Retail Banking	49769712	47695525	47895345	49769712	47895345	48427074
c)	Wholesale Banking	59703781	57446053	47693394	59703781	47693394	52056701
d)	Other Banking Operations	6652394	6053624	6036452	6652394	6036452	6050057
e)	Unallocated	842758	818482	821378	842758	821378	793204

	Total	165422784	160942803	139533562	165422784	139533562	153051127

4	Segment Liabilities
a)	Treasury	7682004	9236909	6097321	7682004	6097321	10201209
b)	Retail Banking	105202071	100454226	85664751	105202071	85664751	90725810
c)	Wholesale Banking	30117038	29861663	28547637	30117038	28547637	31762887
d)	Other Banking Operations	568514	552824	554529	568514	554529	503243
e)	Unallocated	2338725	2225940	2310248	2338725	2310248	2759376

	Total	145908352	142331562	123174486	145908352	123174486	135952525

5	Capital Employed
	(Segment Assets—Segment Liabilities)
a)	Treasury	40772135	39692210	30989672	40772135	30989672	35522882
b)	Retail Banking	(55432359)	(52758701)	(37769406)	(55432359)	(37769406)	(42298736)
c)	Wholesale Banking	29586743	27584390	19145757	29586743	19145757	20293814
d)	Other Banking Operations	6083880	5500800	5481923	6083880	5481923	5546814
e)	Unallocated	(1495967)	(1407458)	(1488870)	(1495967)	(1488870)	(1966172)

	Total	19514432	18611241	16359076	19514432	16359076	17098602

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes:

1	Statement of Assets and Liabilities as at December 31, 2020 is given below:

			(₹ in lac)
Particulars	As at 31.12.2020	As at 31.12.2019	As at 31.03.2020
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55077	54770	54833
Reserves and Surplus	19459355	16304306	17043769
Deposits	127112386	106743347	114750231
Borrowings	12013015	11327720	14462854
Other Liabilities and Provisions	6782951	5103419	6739440

Total	165422784	139533562	153051127

ASSETS
Cash and Balances with Reserve Bank of India	8772856	9279115	7220512
Balances with Banks and Money at Call and Short notice	1768952	961497	1441360
Investments	41437619	31129412	39182666
Advances	108232416	93602952	99370288
Fixed Assets	476711	428829	443191
Other Assets	4734230	4131757	5393110

Total	165422784	139533562	153051127

2

The above financial results have been approved by the Board of Directors at its meeting held on January 16, 2021. The financial results for the quarter and nine months ended December 31, 2020 have been subjected to a limited review by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

4

The figures for the second quarter of the financial year are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the financial year.

5

During the quarter and nine months ended December 31, 2020, the Bank allotted 39,52,776 and 2,43,70,472 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

6	Consequent to the outbreak of COVID-19 pandemic, the Indian government had announced a lockdown in March 2020. Subsequently, the lockdown has been lifted by the government outside containment zones.

The impact of COVID-19, including changes in customer behavior and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist. While there has been a gradual pickup in economic activity since the easing of lockdown measures, the continued slowdown led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. The slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

In accordance with the COVID-19 Regulatory Packages announced by the RBI on March 27, 2020, April 17, 2020 and May 23, 2020, the Bank, in accordance with its board approved policy, offered a moratorium on the repayment of all installments and / or interest, as applicable, due between March 1, 2020 and August 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In respect of such accounts that were granted moratorium, the asset classification remained standstill during the moratorium period.

The Bank holds provisions as at December 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

7

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), has directed banks that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Pending the finality, the Bank has not classified any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020. Further, in light of the Interim Order, even accounts that would have otherwise been classified as NPA post August 31, 2020 have not been and will not be, classified as NPA till such time that the Hon’ble SC rules finally on the matter.

However, if the Bank had classified borrower accounts as NPA after August 31, 2020, the Bank’s proforma Gross NPA ratio and proforma Net NPA ratio would have been 1.38% at December 31, 2020 (at September 30, 2020: 1.37%) and 0.40% at December 31, 2020 (at September 30, 2020: 0.35%) respectively. Pending disposal of the case, the Bank, as a matter of prudence has, in respect of these accounts made a contingent provision, which is included in ‘Provisions (other than tax) and Contingencies’.

8

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

9

Other operating expenses include commission paid to sales agents of ₹ 758.58 crore (previous period: ₹ 836.15 crore) and ₹ 1,747.44 crore (previous period: ₹ 2,297.91 crore) for the quarter and nine months ended December 31, 2020 respectively.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

11	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 16, 2021	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

							(₹ in lac)
		Quarter ended			Nine Months ended		Year ended 31.03.2020
		31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3185160	3174227	3120092	9594548	9039425	12218930
	a) Interest / discount on advances / bills	2530278	2511976	2526590	7640054	7316039	9907963
	b) Income on investments	580793	562245	515536	1702979	1549716	2057273
	c) Interest on balances with Reserve Bank of India and other inter bank funds	58801	85302	61925	208261	122749	186877
	d) Others	15288	14704	16041	43254	50921	66817
2	Other Income	798713	669620	712478	1903031	1838686	2487898
3	Total Income (1)+(2)	3983873	3843847	3832570	11497579	10878111	14706828
4	Interest Expended	1452268	1503318	1607327	4516435	4660886	6213743
5	Operating Expenses (i)+(ii)	917980	860746	852535	2519334	2417581	3303605
	i) Employees cost	345628	334885	333105	1010613	954329	1292013
	ii) Other operating expenses	572352	525861	519430	1508721	1463252	2011592
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2370248	2364064	2459862	7035769	7078467	9517348
7	Operating Profit before Provisions and Contingencies (3)-(6)	1613625	1479783	1372708	4461810	3799644	5189480
8	Provisions (Other than tax) and Contingencies	432305	442013	347790	1308769	948344	1369994
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1181320	1037770	1024918	3153041	2851300	3819486
11	Tax Expense	305301	266633	258922	811797	851344	1089859
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	876019	771137	765996	2341244	1999956	2729627
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	876019	771137	765996	2341244	1999956	2729627
15	Less: Share of minority shareholders	(914)	851	31	1301	2582	4231
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	876933	770286	765965	2339943	1997374	2725396
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55077	55037	54770	55077	54770	54833
18	Reserves excluding revaluation reserves						17581038
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense)—not annualized	15.9	14.0	14.0	42.6	36.5	49.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense)—not annualized	15.8	14.0	13.9	42.4	36.2	49.5

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17—Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lac)
		Quarter ended			Nine Months ended		Year ended 31.03.2020
		31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	820190	809877	708374	2430193	1965106	2655844
b)	Retail Banking	2781220	2768365	2775928	8259747	7978935	10799994
c)	Wholesale Banking	1432996	1391263	1576940	4242618	4585844	6113445
d)	Other Banking Operations	784882	733307	749744	2132403	2061069	2802822
e)	Unallocated	—	—	—	—	66	219
	Total	5819288	5702812	5810986	17064961	16591020	22372324
	Less: Inter Segment Revenue	1835415	1858965	1978416	5567382	5712909	7665496

	Income from Operations	3983873	3843847	3832570	11497579	10878111	14706828

2	Segment Results
a)	Treasury	216936	192361	90373	659814	238047	346277
b)	Retail Banking	150718	265518	318421	638241	1027499	1294246
c)	Wholesale Banking	587538	345316	397927	1297299	1030761	1412109
d)	Other Banking Operations	268412	274260	261085	680224	683947	937233
e)	Unallocated	(42284)	(39685)	(42888)	(122537)	(128954)	(170379)

	Total Profit Before Tax and Minority Interest	1181320	1037770	1024918	3153041	2851300	3819486

3	Segment Assets
a)	Treasury	48454139	48929119	37086993	48454139	37086993	45724091
b)	Retail Banking	49769712	47695525	47895345	49769712	47895345	48427074
c)	Wholesale Banking	59703781	57446053	47693394	59703781	47693394	52056701
d)	Other Banking Operations	11899147	11107044	11026688	11899147	11026688	11081971
e)	Unallocated	842758	818482	821378	842758	821378	793204

	Total	170669537	165996223	144523798	170669537	144523798	158083041

4	Segment Liabilities
a)	Treasury	7682004	9236909	6097321	7682004	6097321	10201209
b)	Retail Banking	105202071	100454226	85664751	105202071	85664751	90725810
c)	Wholesale Banking	30117038	29861663	28547637	30117038	28547637	31762887
d)	Other Banking Operations	5169467	4963113	4984839	5169467	4984839	4940224
e)	Unallocated	2338725	2225940	2310248	2338725	2310248	2759376

	Total	150509305	146741851	127604796	150509305	127604796	140389506

5	Capital Employed
	(Segment Assets—Segment Liabilities)
a)	Treasury	40772135	39692210	30989672	40772135	30989672	35522882
b)	Retail Banking	(55432359)	(52758701)	(37769406)	(55432359)	(37769406)	(42298736)
c)	Wholesale Banking	29586743	27584390	19145757	29586743	19145757	20293814
d)	Other Banking Operations	6729680	6143931	6041849	6729680	6041849	6141747
e)	Unallocated	(1495967)	(1407458)	(1488870)	(1495967)	(1488870)	(1966172)

	Total	20160232	19254372	16919002	20160232	16919002	17693535

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at December 31, 2020 is given below:

			(₹ in lac)
Particulars	As at 31.12.2020	As at 31.12.2019	As at 31.03.2020
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55077	54770	54833
Reserves and Surplus	20043562	16809070	17581038
Minority Interest	61593	55162	57664
Deposits	127049014	106702659	114620714
Borrowings	16214624	15498384	18683431
Other Liabilities and Provisions	7245667	5403753	7085361

Total	170669537	144523798	158083041

ASSETS
Cash and balances with Reserve Bank of India	8775532	9283118	7221100
Balances with Banks and Money at Call and Short notice	1914129	1053286	1572910
Investments	41144520	30787726	38930495
Advances	113340992	98660629	104367088
Fixed Assets	496711	447650	462685
Other Assets	4997653	4291389	5528763

Total	170669537	144523798	158083041

2

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on January 16, 2021. The financial results for the quarter and nine months ended December 31, 2020 have been subjected to a limited review by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

4

The figures for the second quarter of the financial year are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the financial year.

5	Consequent to the outbreak of COVID-19 pandemic, the Indian government had announced a lockdown in March 2020. Subsequently, the lockdown has been lifted by the government outside containment zones.

The impact of COVID-19, including changes in customer behavior and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist. While there has been a gradual pickup in economic activity since the easing of lockdown measures, the continued slowdown led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. The slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Group’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

In accordance with the COVID-19 Regulatory Packages announced by the RBI on March 27, 2020, April 17, 2020 and May 23, 2020, the Group, in accordance with its board approved policy, offered a moratorium on the repayment of all installments and / or interest, as applicable, due between March 1, 2020 and August 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In respect of such accounts that were granted moratorium, the asset classification remained standstill during the moratorium period.

The Group holds provisions as at December 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Group are in excess of the RBI prescribed norms.

6

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), has directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Pending the finality, the Group has not classified any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020. Further, in light of the Interim Order, even accounts that would have otherwise been classified as NPA post August 31, 2020 have not been and will not be, classified as NPA till such time that the Hon’ble SC rules finally on the matter.

Pending disposal of the case, the Group, as a matter of prudence has, in respect of these accounts made a contingent provision, which is included in ‘Provisions (other than tax) and Contingencies’.

7

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 16, 2021	Managing Director